Computation of Ratios of Earnings to Fixed Charges

(THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED	FOR THE SIX MONTHS ENDED JUNE 30, 2007	FOR THE TWELVE MONTHS ENDED
Earnings from continuing operations	$ 18,672	$ 30,948	$ 64,855
Income taxes	6,531	9,647	27,847
Earnings from continuing operations before income taxes	$ 25,203	$ 40,595	$ 92,702
Fixed charges:			
Interest, long-term debt	$ 8,077	$ 16,532	$ 32,832
Interest, other (including interest on short-term debt)	3,589	6,499	10,003
Amortization of debt expense, premium, net	348	698	1,365
Portion of rentals representative of an interest factor	151	282	559
Total fixed charges	$ 12,165	$ 24,011	$ 44,759
Earnings from continuing operations before income taxes	$ 25,203	$ 40,595	$ 92,702
Plus: total fixed charges from above	12,165	24,011	44,759
Earnings from continuing operations before income taxes and fixed charges	$ 37,368	$ 64,606	$ 137,461
Ratio of earnings to fixed charges	3.07 X	2.69 X	3.07 X